Exhibit 99

MAGNA INTERNATIONAL INC.
337 Magna Drive
Aurora, ON, Canada L4G 7K1
Tel:  (905 726-2462
Fax:  (905) 726-7164

RiskMetrics recommends Magna shareholders vote for proposed transaction AURORA, ON, June 14, 2010 - Magna International Inc. (TSX: MG.A, NYSE: MGA) today announced that RiskMetrics Group, an independent proxy advisor, has recommended to its institutional clients that they vote in favour of a proposed transaction that would eliminate Magna's dual class share structure. he Magna shareholder vote is scheduled to take place at a special meeting on June 28, 2010.
In its report, RiskMetrics wrote:
    "In our view, the potential benefits of the one-share-one-vote structure would include, among others, the following:

    - the elimination of all or part of the seemingly long existing trading discount of the Class A shares and the unlocking of shareholder value as the market has already implied;

    - enhanced accountability of directors as they will be elected or removed by public shareholders instead of the current controlling shareholder;

    - greater access to capital as investors previously unwilling or unable to invest in Magna will become interested, resulting in lower cost of capital; and

    -   removal of the controlling impediment to potential takeover interest.

    While we acknowledge legitimate corporate governance concerns regarding the Magna transaction, we believe the potential downside risk of missing this unexpected opportunity to get rid of the multiple voting shares even at such a high price, and the potential benefits aforementioned would outweigh the corporate governance concerns and thus be acceptable to shareholders concerned with future long-term growth and value..."

    "Whether the expansion of trading multiple may be sustainable over the long run remains to be seen, however we believe that voting down the Magna proposal would probably eliminate any multiple expansion to date and reduce shareholder value significantly."
Vincent J. Galifi, Executive Vice President and Chief Financial Officer of Magna, said: "We welcome RiskMetrics' recommendation and encourage all of our shareholders to read the proxy circular in its entirety and vote their shares at the special meeting."
Magna's Management Information Circular/Proxy Statement dated May 31, 2010 has been mailed to shareholders and is available on Magna's website at www.magna.com/magna/en/investors/ and at www.sedar.com.
About Magna
We are the most diversified global automotive supplier. We design, develop and manufacture technologically advanced systems, assemblies, modules and components, and engineer and assemble complete vehicles, primarily for sale to original equipment manufacturers ("OEMs") of cars and light trucks. Our capabilities include the design, engineering, testing and manufacture of automotive interior systems; seating systems; closure systems; body and chassis systems; vision systems; electronic systems; exterior systems; powertrain systems; roof systems; hybrid and electric vehicles/systems as well as complete vehicle engineering and assembly.
We have approximately 74,000 employees in 240 manufacturing operations and 76 product development, engineering and sales centres in 25 countries.
    FORWARD-LOOKING STATEMENTS
    --------------------------
This Press Release contains statements that constitute "forward-looking state-ments" within the meaning of applicable securities legislation, including, but not limited to, statements relating to the results and the potential benefits expected to be achieved from a one-share-one-vote structure. The forward-looking information in this Press Release is presented for the purpose of providing information about current expectations with respect to the trans-actions contemplated by the Arrangement and such information may not be appropriate for other purposes. Forward-looking statements may also include statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as "may", "would", "could", "should", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "outlook", "project", "estimate" and similar expressions suggesting future outcomes or events to identify forward-looking statements. Any such forward-looking statements are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation, risks, assumptions and uncertainties related to the consummation of the Arrangement, including, shareholder approval, Court approval, the satisfaction or waiver of the conditions to complete the transactions contemplated by the Arrangement, and the termination of the transaction agreements; future growth prospects for electric vehicles; the market value and trading price of the Class A Subordinate Voting Shares; and other factors set out in our Management Information Circular/Proxy Statement dated May 31, 2010, Annual
Information Form filed with securities commissions in Canada and our Annual Report on Form 40-F filed with the United States Securities and
Exchange Commission, and subsequent filings. In evaluating any forward-looking statements in this Press Release, we caution readers not to place undue reliance on any forward-looking statements. Readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by our forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements contained in this Press Release to reflect subsequent information, events, results or circumstances or otherwise.
For further information: Vincent J. Galifi, Executive Vice-President and Chief Financial Officer at (905) 726-7100